Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record on April 14, 2020 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming extraordinary general meeting of the Company to be held on May 14, 2020 in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange Ltd. who did not convert their ordinary shares into ADSs of the Company may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than May 14, 2020, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange Ltd., and who did not convert their ordinary shares into ADSs of the Company, who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange Ltd. who did not convert their ordinary shares into ADSs of the Company and intend to vote their shares either in person or by proxy must deliver the Company, no later than May 14, 2020, at 06:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Biotechnologies Ltd.

Dated: April 7, 2020

ExtraordinaRy GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:       CollPlant Biotechnologies Ltd.

Fax Number:     +972-73-232-5602

Email: eran@collplant.com

Telephone Number:    +972-73-232-5600

Extraordinary General Meeting to be held on May 14, 2020

FROM:      __________________________________________________________________

Company/Individual Name

SIGNATURE:    _______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO:   ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES

HELD AS OF April 14, 2020:    _________________________________________________

NUMBER OF ORDINARY SHARES BEING VOTED: ____________________________________

DATE: ________________________, 2020

CollPlant Biotechnologies Ltd.

Extraordinary General Meeting

May 14, 2020

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on April 14, 2020 at the Extraordinary General Meeting of the Company to be held in Israel on May 14, 2020 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. ISRAEL TIME ON May 14, 2020 TO BE VALID

EXTRAORDINARY GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

1.	To approve an amendment to the Company’s compensation policy in connection with the purchase of directors’ and officers’ liability insurance policy; ☐ FOR ☐ AGAINST ☐ ABSTAIN
1a.

Do you have a personal interest in the approval of Proposal 1 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 1)?

☐  YES      ☐  NO

2.	To re-elect Dr. Gili Hart as an external director of the Company for a three-year term commencing on July 5, 2020 and to approve her compensation terms; ☐ FOR ☐ AGAINST ☐ ABSTAIN
2a.

Do you have a personal interest in the approval of Proposal 2 (other than a personal interest that does not result from your connection with the controlling shareholder of the Company) or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 2)?

☐  YES      ☐  NO

3.	To approve a services agreement with Dr. Roger Pomerantz, the Company’s Chairman of the Company’s board of directors; and ☐ FOR ☐ AGAINST ☐ ABSTAIN

4.

To approve an extension of the exercise period of 1,020 options exercisable into 1,020 ordinary shares of the Company granted to Yehiel Tal, the Company’s Chief Executive Officer.

☐   FOR          ☐   AGAINST       ☐   ABSTAIN

4a.

Do you have a personal interest in the approval of Proposal 4 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 4)?

☐  YES      ☐  NO

End of resolutions